Form C

Cover Page

Name of issuer:

Halcium Energy Inc.

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: UT
Date of organization: 1/6/2021

Physical address of issuer:

1572 N 600 W
West Bountiful UT 84087

Website of issuer:

http://www.halcium.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.5% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

300,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $300,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$300,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$2,000,000.00

Deadline to reach the target offering amount:

4/30/2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

1

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$0.00	$0.00
Cash & Cash Equivalents:	$0.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$8,025.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($8,025.00)	$0.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Halcium Energy Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Nicholas Hodges	CEO	Halcium Energy Inc	2021
Emil Bohn	Executive consultant	Self-employed	2021
Debbie Hodges	Marketing & Design	Self-employed	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Nicholas Hodges	CEO	2021
Nicholas Hodges	Secretary	2021

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5. For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Nicholas Hodges	5000000.0 Common Class B	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control – as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7. Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Investment in the Company involves high uncertainty and a broad variety of significant risks. Any investment in the Company (also sometimes referred to herein as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. This risk relates to the various risk factors described below, among others. Furthermore, the purchase of any of the SAFES (as defined hereinafter) being offered by the Company (the "Securities") should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each potential investor should consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in any investment in the Securities.

Any valuation at this stage is difficult to assess and may be significantly inaccurate. The valuation for the offering was established by the Company. Unlike publicly listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups and pre-commercial enterprises, such as the Company, is difficult to assess and you may risk overpaying for your investment. Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical only and are based on management's estimate of the likely results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable, but which may be largely inaccurate. Some assumptions invariably will not materialize exactly as predicted (or at all) due to various reasons, such as unanticipated events and circumstances. Therefore, actual results of operations are virtually certain to vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Our technology is early stage (prototype only) and it may prove impractical or impossible to achieve the Company's technological aims. Our technology as of today is very early stage—with the Powerpod existing only in prototype form. Our prototype has not yet fully proven (and may never fully prove) the concept on which it is based; rather, it has only, thus far, been unable to disprove such concept. It is still possible we may not be able to achieve our technical goals. In short, the technology envisioned by the Company may prove to be impossible (physically or technologically) or impractical (from a business perspective) to bring to fruition. Key assumptions or current understandings on which the technology or prototype is based may turn out to be inaccurate. Furthermore, if it is brought to fruition, the technology may prove to yield less profits (if any at all) for the Company than may be forecasted now or at any point hereafter.

We may never have an operational product or service (or any sales of any kind). There may never be an operational Powerpod (or any other product now or

There may never be an operational PowerPod (or any other product now or hereafter envisioned by the Company), despite the Company's hopes and forecasts to the contrary, and it is possible that any such product never is brought to market, as a result of any technical or business challenges that may exist or arise. It is possible that the failure to release such product is the result of a change in business model upon Company's making a determination that its business model, or some other factor, will not be in the best interest of Company and/or its shareholders, creditors or other stakeholders.

Our status as an early-stage company, attempting to develop new technology, gives rise to a wide array of significant risks and uncertainties. As an early-stage entity developing new technology, the Company may encounter significant difficulties such as unanticipated problems related to the development and testing of its product, initial and continuing regulatory compliance (which may prove burdensome for the Company given its size or for other reasons), inventory acquisition or production (or costs related thereto), and competitive and regulatory environments in which the Company intends to operate. It is uncertain at this state of its development if the Company will be able to effectively resolve any such problems, should they occur. If the Company cannot resolve an unanticipated problem, it may be forced to modify or abandon its business plan. Our current and proposed operations are subject to all business risks associated with new enterprises. These include, but are not limited to, fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We have never turned a profit, and there is no assurance that we will become profitable or generate sufficient revenues (or that losses will be limited) in any way.

Our business and financial projections are only projections and may be inaccurate. There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for our final product once that product is completed and that people will consider it to be a better option than a competing product, or that the development of the product will succeed.

Developing new product(s) or technology, as the Company is attempting to do, entails significant risks and uncertainties. We are currently in the research and development stage (prototype product only). Delays or cost overruns in the development of our PowerPod (and/or any other products) may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, difficulty finding vendors or manufacturing partners, changes to design, difficulty securing all necessary intellectual property rights and/or any number of regulatory hurdles. Any of these events, circumstances or factors could materially and adversely affect our performance and results of operations. In addition, during the time it takes to develop product there may be market changes including known or unknown competitors (that may develop better technology, business models or marketing solutions), customer demand may change, and/or the economies supporting the projected markets for the Company's product(s) may go into recession.

The anticipated costs of production are based on early forecasts, which may turn out to be significantly inaccurate, threatening the feasibility of generating profits. As mentioned above, the Company's technology is still very early stage. Thus, there is substantial likelihood that costs of production will exceed expectations. Costs of production or inventory acquisition might be or become high enough to prevent the Company from being able to produce the product at a low enough cost that would the Company to generate any profits of any kind.

There is a risk of slow market adoption of the Company's technology. As the Company's technology is very early stage, it is possible that the prospective customer base turns out to be slower to adopt new technologies (such as the Company's) than is expected by the Company, potentially causing the Company to be unsuccessful operationally, either initially or altogether.

Competition is likely to be or become significant. The PowerPod has already received a lot of attention from the market, which means competitors have taken notice. It's most likely only a matter of time before some other company comes out with something similar but just different enough to 'get away with it', both legally and practically speaking. That may happen before we launch or before we can take a significant portion of market share.

Nature of energy as a commodity may conceivably hurt the Company's results of operations. Energy, whether generated by wind (as envisioned with the PowerPod), solar or other means, is ultimately a commodity, making it subject to substantial downward pricing pressure. Along these lines, many alternative forms of energy exist, and if the price of one form of energy becomes lower than the form of energy for which the PowerPod is designed (wind energy), sales of the PowerPod could suffer, hurting our profitability and causing substantial losses.

Planned manufacturing techniques may prove inadequate. The company currently expects to use certain manufacturing strategies and techniques, potentially including just-in-time manufacturing within (or near) various nations or other markets where products are expected to be sold, to hopefully reduce or otherwise manage costs and risks (e.g. tariffs, shipping/customs delays) often experienced by businesses that focus all production in a single, central location that serves all markets. These strategies and techniques may prove, in fact, to be unsuccessful in reducing or managing any costs or risks and/or to not be viable in certain (or any) markets.

The Company will likely need to raise additional funds at some point, and if the Company cannot raise sufficient funds it will not succeed. Even if the maximum amount of this offering is raised, the Company may (and is likely to) need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount (or target) of funds sought in this offering ("Minimum Funding Target"), it will have to find other sources of funding for some of the plans outlined in this Form C. It is expected that if we reach only our Minimum Funding Target in this offering, we will need to raise additional funds in order to complete our acquisition of our desired initial batch of inventory. We may be unable to raise such additional funds. Furthermore, our determination as to the expected costs for completing such initial inventory acquisition, and what would constitute the minimum viable quantity of such initial inventory for us, are based only on estimates which may prove to be materially inaccurate. If the Company obtains debt financing in the future, the terms of such debt (including, but not limited to, the interest rate) may prove burdensome to the Company.

Management has broad discretion as to use of proceeds and may fail to make allocation decisions that achieve success. Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described herein is merely an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Supply chain issues, stemming from COVID-19 or otherwise, could harm the Company or its operations. As a product-based company involved in designing and manufacturing complex new technology, the Company is particularly vulnerable to any supply-chain-related disruptions or issues. COVID has caused some particularly strange issues with the global supply chain. Even a year into the pandemic there are still gaping holes in the supply chain around certain items, particularly electronics and batteries. Therefore, raw material inputs of the PowerPod, such as, but not limited to, energy conversion electronics (e.g., alternators and inverters) may become unavailable or available only at costs which exceed levels of economic feasibility. Supply chain problems may cause problems or delays with a product launch and/or continued supply chain issues for us. There may be shipping delays or excessive shipping costs for key components needed to manufacture our products. Any or all of these events could curtail or prevent Company profits.

Certification risks apply. Anticipated components of our products may require certification (for example, UL certification) for installation in various markets—this could be regional or specific to the product type. It is possible that our products do not gain UL certification (if applicable, or any other certification that is required under applicable law to use or install), which could harm our operational and financial performance.

Regulatory issues may prevent or substantially impede the Company's success. Regulatory or governmental requirements and rules may exist, or become enacted, in any markets where the Company hereafter does business, which may harm or limit the Company or its operations. For example, local zoning ordinances in markets where we do business may limit installation of our products, such as the PowerPod, on customer's rooftops, likely decreasing the sales potential in such market.

It is possible that the Securities may never become convertible or that a liquidity event (such as an acquisition of the Company) may never occur. It is possible that the Securities may never become convertible. For example, the Company may never sponsor an equity offering that involves preferred stock or actually receive any sought-after equity funding. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity.

The Securities are subject to numerous restrictions and limitations and could prove to be totally illiquid. The Securities are subject to numerous transfer restrictions (both by the SEC and pursuant to the terms of the SAFEs themselves) and will likely be highly illiquid, with no currently established secondary market on which to sell them, and this is likely to be the case for some significant amount of time and potentially forever. The Securities, being SAFEs, are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company's success is tied to intellectual property rights, and it faces material risks related to intellectual property. There is/are patent(s) pending with the U.S. PTO in relation to the Company's technology; the rights to such patent(s) are held by an affiliate entity of the Company (the "Related Party IP Owner"), and not by the Company directly. Therefore, the Company will not have direct control over all patent-related rights in connection with its business. It may be difficult or impossible for the Related Party IP Owner to obtain approval of such patent(s) pending. Such patent right(s) (and any other intellectual property rights) may be difficult or impossible to obtain and/or protect in various markets which we decide to enter. The Company's intellectual property (such as patents, trademarks, copyrights (if any), internet domain names, and trade secrets (if any) may not be (or ever become) registered with the proper authorities. If the Company becomes involved in any litigation or dispute as to any matter related to intellectual property, it could be or become very expensive and harm the Company's financial results.

Our trademarks, copyrights (if any) and other intellectual property could be unenforceable or ineffective. Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design or brand around our intellectual property, find prior art (or other legal arguments) to invalidate it (as applicable) or render any patent, trademark or other intellectual property rights we may obtain unenforceable or ineffective through some other mechanism. This could also impair the Company's ability to compete in the marketplace.

Significant changes in the Company's goals, product mix and/or our business model are possible and may give rise to additional risks. We are an early-stage venture. It is possible that, we may end up designing new or different products from any we currently intend to design (such as the PowerPod). Similarly, we may venture into industries and/or markets which we do not currently contemplate entering. These industries and/or markets may present risks which are not currently understood by us or you, which risks could harm the Company and/or its results of operations.

Even if we hit our technical goals, we may lack the funds needed begin manufacturing and purchase the initial round of inventory. The amounts needed for inventory, factory tooling, and initial costs may exceed the amounts left over from this initial raise. If so, an additional raise may be necessary. If we're unable to raise another round to pay for these, or any other necessary costs to begin selling product and operating a viable company, we may not be successful or our success could be limited compared to what it could have otherwise been.

The Company may choose to close the round with an amount less than the stated maximum funding amount of the WeFunder campaign. Even if a larger amount is funded, the Company may choose to only take a portion of amount that has actually been funded. If the amount closed, up to and including the maximum campaign goal, is insufficient to reach our goals, another round will have to be raised in order to continue operations. There is no guarantee another round could be raised.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

As a small business, the Company depends heavily on key personnel and there are substantial risks to the Company related to personnel. Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining

other personnel we will (or may) require to successfully become operational,
grow our business or achieve profitability. Costs of labor may fluctuate or
increase, potentially limiting or restricting the ability of the Company to achieve
significant (or any) profit margins.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that
are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and
should not repeat the factors addressed in the legends set forth above. No specific number of risk
factors is required to be identified.*

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital
and general corporate purposes, which includes the specific items listed in Item 10
below. While the Company expects to use the net proceeds from the Offering in
the manner described above, it cannot specify with certainty the particular uses
of the net proceeds that it will receive from from this Offering. Accordingly, the
Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$300,000**

Use of
Proceeds:
Minimum amount needed to complete engineering of final product:
$200,000 - Prototype engineering
$32,000 - Legal fees
$28,250 - Engineering consulting fees
$22,500 - Wefunder fees
$17,250 - Materials & Equipment

If we raise: **$2,000,000**

Use of
Proceeds:
Amount to projected profitability in 24 months (not guaranteed):
$550,000 - Inventory
$500,000 - People
$250,000 - Prototyping
$200,000 - Tooling
$150,000 - Wefunder fees
$100,000 - Building costs
$90,000 - Patent costs
$80,000 - Legal fees
$80,000 - Materials & Equipment

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any
intended use of proceeds, such that investors are provided with an adequate amount of information
to understand how the offering proceeds will be used. If an issuer has identified a range of possible
uses, the issuer should identify and describe each probable use and the factors the issuer may
consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess
of the target offering amount, the issuer must describe the purpose, method for allocating
oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all
potential uses of the proceeds of the offering, including any that may apply only in the case of
oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is
not responsible for any failure by you to describe a potential use of offering proceeds.*

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments
by investing in interests issued by one or more co-issuers, each of which is a
special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from
investors in securities issued by the Company. Interests issued to investors by the
SPV will be in book entry form. This means that the investor will not receive a
certificate representing his or her investment. Each investment will be recorded in
the books and records of the SPV. In addition, investors' interests in the
investments will be recorded in each investor's "Portfolio" page on the Wefunder
platform. All references in this Form C to an Investor's investment in the Company
(or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the
deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been
met. If the issuer reaches the target offering amount prior to the deadline
identified in the offering materials, it may close the offering early if it provides
notice about the new offering deadline at least five business days prior to such
new offering deadline (absent a material change that would require an extension
of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour
period prior to the offering deadline, the funds will be released to the issuer upon
closing of the offering and the investor will receive securities in exchange for his
or her investment.**

**If an investor does not reconfirm his or her investment commitment after a
material change is made to the offering, the investor's investment commitment
will be cancelled and the committed funds will be returned.**

**An Investor's right to cancel. An Investor may cancel his or her investment
commitment at any time until 48 hours prior to the offering deadline.**

**If there is a material change to the terms of the offering or the information
provided to the Investor about the offering and/or the Company, the Investor will
be provided notice of the change and must re-confirm his or her investment
commitment within five business days of receipt of the notice. If the Investor does
not reconfirm, he or she will receive notifications disclosing that the commitment
was cancelled, the reason for the cancellation, and the refund amount that the
investor is required to receive. If a material change occurs within five business
days of the maximum number of days the offering is to remain open, the offering
will be extended to allow for a period of five business days for the investor to**

reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. **The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.**

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see
Appendix B, Investor Contracts.
The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"),
which provides Investors the right to **preferred stock** in the Company ("**Preferred Stock**"),
when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **preferred stock**,
Investors will receive a number of shares of preferred stock calculated using the method that results in the greater number of **preferred stock**:

1. the total value of the Investor's investment, divided by
    1. the price of **preferred stock** issued to new Investors multiplied by
    2. the **discount rate (80%),** or
2. if the valuation for the company is more than **$8,000,000** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
    1. the Valuation Cap divided by
    2. the total amount of the Company's capitalization at that time.
3. for investors up to the first **$250,000** of the securities, investors will receive a valuation cap of **$8,000,000** and a discount rate of 75%.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **preferred stock,** Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
2. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
3. Senior to payments for Common Stock.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV has been formed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the Investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor.Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
   A. the Purchase Amount may not be amended, waived or modified in this manner,
   B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
   C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Preferred	10,000,000	0	Yes ⌄
Common Class B	5,000,000	5,000,000	Yes ⌄
Common Class A	20,000,000	0	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

Describe any other rights:

Class B Common has 5 votes per share outstanding; Class A Common has 1 vote per share outstanding; Preferred has 1 vote per share outstanding.

The preferred stock has liquidation preference over the common stock but contains no other significant preferential rights.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including both common stock and Preferred Stock)** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Nick Hodges
Issue date	02/14/21
Amount	$7,500.00
Outstanding principal plus interest	$7,500.00 as of 07/06/21
Interest rate	0.0% per annum
Current with payments	Yes

Stockholder loan; there is no maturity date and no payment terms have been determined.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Nick Hodges
Amount Invested	$7,500.00
Transaction type	Loan
Issue date	02/14/21
Outstanding principal plus interest	$7,500.00 as of 07/06/21
Interest rate	0.0% per annum
Current with payments	Yes
Relationship	CEO

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make small wind turbines for use on homes, businesses, industrial buildings, or anywhere power needs to be generated where it is consumed.

In 5 years, we want PowerPods to be generating clean energy on all six inhabited continents. As a global solution, we would also like to produce PowerPods wherever our customers are, adding jobs and prosperity to the communities that use them. These forward-looking projections are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

Halcium Energy Inc. was incorporated in the State of Utah in January 2021.

Since then, we have:

- A small wind turbine with no external moving parts.

- Specifically designed to produce energy in towns and cities.

- Omnidirectional - can take wind from changing directions, or even multiple directions at once.

- We've received orders from people, businesses, non-profits, and governments across the world.

- Distributed energy is a $250 billion market a year - projected $581 billion by 2027.

- Over 14,000 people have signed up to be notified when the PowerPod is ready to sell.

Historical Results of Operations

Our company was organized in January 2021 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended May 31, 2021, the Company had revenues of $0.

- *Assets*. As of May 31, 2021, the Company had total assets of $0, including $0 in cash.

- *Net Loss*. The Company has had net losses of $8,025 for 2021.

- *Liabilities*. The Company's liabilities totaled $8,025 for 2021.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $7,500 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 18 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Halcium Energy Inc. cash in hand is $0, as of June 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 24 months.

Our corporation was officially incorporated in January of 2021. Very few expenses have been attributed to the company in the fiscal year, as the company has yet to truly begin operating. Almost all expenses so far have been related to legal fees associated with raising capital.

The patent for the technology is owned by Halcium Group LLC, a separate entity from Halcium Energy Inc. Both are wholly owned by the founder Nick Hodges, and we plan to create an exclusive contract between the two as soon as we can raise enough capital to cover legal fees.

Over the next 12 months, we've allocated roughly $400,000 in Operating Expenses and an additional $600,000 in Capital Expenditures (inventory, factory tooling, international patent work) that will be considered part of our assets for the 2021 fiscal year, not expenses.

We expect product sales to begin 4-6 months after an initial raise, with an allocation of $300,000 to initial inventory stocking. Depending on the type of sales and cash collections, we could hit profitability on the income statement within 12 months of launch, though the availability of cash would severely limit our ability to hit our sales projections and and additional round would be needed in roughly 12-18 months to hit our target sales, which are $2 million in the first 12 months of sales. These forward looking projections are not guaranteed.

The CEO has been operating as a finance executive for the past 6 years and has built relationships with many potential lenders. We plan on opening an asset-backed line of credit (ABL) in 9-18 months to give us an additional source of cash to hit our growth targets. While this is not guaranteed, it would give us a better chance at hitting sales targets without raising additional capital and, thus, diluted shareholders from this round.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Nicholas Hodges, certify that:

(1) the financial statements of Halcium Energy Inc. included in this Form are true
and complete in all material respects ; and

(2) the tax return information of Halcium Energy Inc. included in this Form reflects
accurately the information reported on the tax return for Halcium Energy Inc. filed
for the most recently completed fiscal year.

Nicholas Hodges
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director,
officer, general partner or managing member of the issuer, any beneficial owner of 20 percent
or more of the issuer's outstanding voting equity securities, any promoter connected with the
issuer in any capacity at the time of such sale, any person that has been or will be paid
(directly or indirectly) remuneration for solicitation of purchasers in connection with such sale
of securities, or any general partner, director, officer or managing member of any such
solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers,
their predecessors and affiliated issuers) before the filing of this offering statement, of any
felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal
       securities dealer, investment adviser, funding portal or paid solicitor of purchasers of
       securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent
jurisdiction, entered within five years before the filing of the information required by Section
4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or
enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☐ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal
       securities dealer, investment adviser, funding portal or paid solicitor of purchasers of
       securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or
officer of a state performing like functions); a state authority that supervises or examines
banks, savings associations or credit unions; a state insurance commission (or an agency or
officer of a state performing like functions); an appropriate federal banking agency; the U.S.
Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or
          officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities?☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits
       fraudulent, manipulative or deceptive conduct and for which the order was entered
       within the 10-year period ending on the date of the filing of this offering statement?
       ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section
15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of
1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities
       dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person?
       ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the
       offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before
the filing of this offering statement that, at the time of the filing of this offering statement,
orders the person to cease and desist from committing or causing a violation or future
violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including
       without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange
       Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment
       Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred
from association with a member of, a registered national securities exchange or a registered
national or affiliated securities association for any act or omission to act constituting conduct
inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any
such person named as an underwriter in, any registration statement or Regulation A offering
statement filed with the Commission that, within five years before the filing of this offering
statement, was the subject of a refusal order, stop order, or order suspending the Regulation
A exemption, or is any such person, at the time of such filing, the subject of an investigation or
proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order
entered within five years before the filing of the information required by Section 4A(b) of the
Securities Act, or is any such person, at the time of filing of this offering statement, subject to
a temporary restraining order or preliminary injunction with respect to conduct alleged by the
United States Postal Service to constitute a scheme or device for obtaining money or property
through the mail by means of false representations?

☐ Yes ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order,
judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016,
then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities
Act.**

*INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement
issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under
applicable statutory authority that provides for notice and an opportunity for hearing, which
constitutes a final disposition or action by that federal or state agency.*

*No matters are required to be disclosed with respect to events relating to any affiliated issuer that
occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii)*

under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://www.halcium.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Debbie Hodges
- Emil Bohn
- Nicholas Hodges
- Nicholas Hodges

Appendix E: Supporting Documents

- ttw_communications_82792_191727.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement - Early Bird
- Early Bird SAFE (Simple Agreement for Future Equity)
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- Debbie Hodges
- Emil Bohn
- Nicholas Hodges
- Nicholas Hodges

Appendix E: Supporting Documents

- ttw_communications_82792_191727.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Halcium Energy Inc.

By

Nicholas Hodges

Founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Debbie Hodges

Board

7/12/2021

Nicholas Hodges

Founder
7/12/2021

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.